FORM 15 /A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-29447

E Cash, Inc.
(Exact name of registrant as specified in its charter)

402 West Broadway, 26th Floor, San Diego, CA  92101(619-564-7100)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Shares
(Title of each class of securities covered by this Form)
NONE.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(l)(ii) ☐	Rule 12h-3(b)(1)(ii)☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii)☐	Rule 12h-3(b)(2)(ii)☐

Rule 15d-6 ☐

EXPLANATORY NOTE

E Cash, Inc. (the " Registrant") hereby requests immediate withdrawal of its Notice of Termination on Form 15-12(g) (File No. 000-29447), which was filed with the Securities and Exchange Commission (the "Commission") on October 9, 2007 (the "Notice of Termination").

Approximate number of holders of record as of the certification or notice date: 229

Pursuant to the requirements of the Securities Exchange Act of 1934 E Cash, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 3, 2007	By: /s/ Michael Chermak

President and Authorized Signatory